MotorSports Emporium Introduces PitStop Studios.com

Monday April 11, 12:39 pm ET

Art Web Site to Assist in Revenue Goal En Route of $1-5 Million

SCOTTSDALE, Ariz.--(BUSINESS WIRE)--April 11, 2005--David Keaveney, CEO of MotorSports Emporium Inc. (OTCBB: MSEP - News), is pleased to introduce PitStop Studios.com as the company's newest revenue stream. The automobile and racing art Web site can be found at www.PitStopStudios.com.

PitStopStudios.com will feature many different types of automotive art in varying styles and price ranges. PitStop Studios will showcase an extraordinary collection -- many exclusive -- by some of the masters of automotive art at very reasonable prices. Originals, signed, limited edition prints, photos, and posters range from European open-wheel racing to American muscle and classics, in most years since the early 1900s. By request, PitStop Studios can commission paintings by one of their artists.

Keaveney stated, "We've been successful in capturing the interest of over 30 artists anxious to showcase their talents. The launch of www.pitstopstudios.com is a welcome addition to the growing business lines at MotorSports Emporium. We will continue to create new opportunities that can contribute to our annual revenue goal of $1-5 million.

"We've created a comprehensive business model that bridges the gap between implementation and successful execution. We're fanatical about complete and accurate due diligence prior to bringing any product or business to market. PitStop Studios confirms our commitment to pursuing immediate opportunities. These are awesome times for all of us!" Keaveney exclaimed.

About MotorSports Emporium

MotorSports Emporium Inc. is a fast-track company in the motor sports industry targeting enthusiasts who participate in die cast collectibles, automobile restoration, high-performance accessories, motor sports-related collectibles, automotive and racing art, driver's apparel, race venues and product licensing. For more information, visit www.motorsportsemporium.com. For product information, visit www.PitStopStudios.com, www.ScaleCars.com or www.DriversDigs.com.

This news release may include forward-looking statements within the meaning of section 27A of the United States Securities Act of 1933, as amended, and section 21E of the United States Securities and Exchange Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, the company's analysis of opportunities in the acquisition and development of various project interests and certain other matters. These statements are made under the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties which could cause actual results to differ materially from those in the forward-looking statements contained herein.

[GRAPHIC OMITTED]
Contact:
     MotorSports Emporium Inc., Scottsdale
     Mark Wolkos, 480-596-4002